UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39259

China Liberal Education Holdings Limited

Zhongguancun MOOC Times Building, Room 1618

18 Zhongguancun Street, Haidian District

Beijing, People’s Republic of China 100190

+86-010-6597-8118

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with the 2021 Annual General Meeting of Shareholders of China Liberal Education Holdings Limited, company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description

99.1

Notice and Proxy Statement of 2021 Annual General Meeting of Shareholders, dated September 21, 2021, to be mailed to the shareholders of the Company in connection with the 2021 Annual General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2021 Annual General Meeting of Shareholders of the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Liberal Education Holdings Limited

Date: September 21, 2021	By:	/s/ Ngai Ngai Lam
	Name:	Ngai Ngai Lam
	Title:	Chief Executive Officer and Chairperson of the Board of Directors

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